SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8F

APPLICATION FOR DEREGISTRATION OF CERTAIN REGISTERED

INVESTMENT COMPANIES

I.	General Identifying Information

1.	Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

☒	Merger

☐	Liquidation

☐	Abandonment of Registration

(Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

☐	Election of status as a Business Development Company

(Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.	Name of fund: SunAmerica Senior Floating Rate Fund, Inc. (the “Fund”)

3.	Securities and Exchange Commission File No.: 811-08727

4.	Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

☒    Initial Application    ☐    Amendment

5.	Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

Harborside 5

185 Hudson Street, Suite 3300

Jersey City, New Jersey 07311

6.	Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

Elliot J. Gluck, Esq.

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, New York 10019

(212) 728-8138

7.

Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

Records relating to its function as investment adviser:

SunAmerica Asset Management, LLC

Harborside 5

185 Hudson Street, Suite 3300

Jersey City, New Jersey 07311

(201) 324-6300

Records relating to its function as principal underwriter:

AIG Capital Services, Inc.

Harborside 5

185 Hudson Street, Suite 3300

Jersey City, New Jersey 07311

(800) 858-8850

Records relating to its function as custodian:

State Street Bank and Trust Company

One Lincoln Street

Boston, Massachusetts 02111

(617) 786-3000

Records relating to its function as transfer agent:

DST Asset Manager Solutions, Inc.

2000 Crown Colony Drive

Quincy, Massachusetts 02169

(617) 483-7000

Records relating to its function as subadviser:

Wellington Management Company LLP

280 Congress Street

Boston, Massachusetts 02210

(617) 951-5000

8.	Classification of fund (check only one):

☒ Management company;

☐ Unit investment trust; or

☐ Face-amount certificate company.

9.	Subclassification if the fund is a management company (check only one):

☒     Open-end        ☐    Closed-end

10.	State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

Maryland

11.	Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund’s contracts with those advisers have been terminated:

SunAmerica Asset Management, LLC

Harborside 5

185 Hudson Street, Suite 3300

Jersey City, New Jersey 07311

Wellington Management Company LLP

280 Congress Street

Boston, Massachusetts 02210

12.	Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund’s contracts with those underwriters have been terminated:

AIG Capital Services, Inc.

Harborside 5

185 Hudson Street, Suite 3300

Jersey City, New Jersey 07311

13.	If the fund is a unit investment trust (“UIT”) provide:

(a) Depositor’s name(s) and address(es):

(b) Trustee’s name(s) and address(es):

Not applicable.

14.	Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

☐    Yes        ☒    No

If Yes, for each UIT state:

Name(s):

File No.: 811-___

Business Address:

15. (a)	Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

☒    Yes        ☐    No

If Yes, state the date on which the board vote took place: February 8, 2021

If No, explain:

(b)	Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

☒    Yes        ☐    No

If Yes, state the date on which the shareholder vote took place:

Shareholders of the AIG Senior Floating Rate Fund (the “Target Fund”) approved the reorganization of the Target Fund with and into the Touchstone Credit Opportunities Fund, a series of Touchstone Funds Group Trust, (the “Acquiring Fund”) at a shareholder meeting held on June 10, 2021.

If No, explain:

II.	Distributions to Shareholders

16.	Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

☒    Yes        ☐    No

(a)	If Yes, list the date(s) on which the fund made those distributions:

On July 16, 2021, the Fund transferred the Target Fund’s assets to the Acquiring Fund in exchange for shares of the Acquiring Fund. On that same date, the Target Fund distributed shares of the Acquiring Fund pro rata to its shareholders in complete liquidation of the Target Fund. Each shareholder of the Target Fund received a number of shares of the Acquiring Fund based on the net asset value of the Target Fund shares owned at the time of the reorganization.

(b)	Were the distributions made on the basis of net assets?

☒    Yes        ☐    No

(c)	Were the distributions made pro rata based on share ownership?

☒    Yes        ☐    No

(d)	If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

(e)	Liquidations only:

Were any distributions to shareholders made in kind?

☐    Yes        ☐    No

If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.	Closed-end funds only:

Has the fund issued senior securities?

☐    Yes        ☐    No

If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

18.	Has the fund distributed all of its assets to the fund’s shareholders?

☒    Yes        ☐    No

If No,

(a)	How many shareholders does the fund have as of the date this form is filed?

(b)	Describe the relationship of each remaining shareholder to the fund:

19.	Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

☐    Yes        ☒    No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.	Assets and Liabilities

20.	Does the fund have any assets as of the date this form is filed?

(see question 18 above)

☐    Yes        ☒    No

If Yes,

(a)	Describe the type and amount of each asset retained by the fund as of the date this form is filed:

(b)	Why has the fund retained the remaining assets?

(c)	Will the remaining assets be invested in securities?

☐    Yes        ☒    No

21.	Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

☐    Yes        ☒    No

If Yes,

(a)	Describe the type and amount of each debt or other liability:

(b)	How does the fund intend to pay these outstanding debts or other liabilities?

IV.	Information About Event(s) Leading to Request For Deregistration

22. (a)

List the expenses incurred in connection with the Merger or Liquidation: The Target Fund’s reorganization was part of a larger transaction involving the reorganization of twelve (12) total portfolios in the Fund’s fund family into series of registrants in another fund complex and the liquidation of six (6) portfolios in the Fund’s fund family. The expenses below are the total expenses attributable to these mergers and liquidations that were borne by SunAmerica Asset Management, LLC, the Fund’s investment adviser, and its affiliates.

(i)	Legal expenses: $819,472

(ii)	Accounting expenses: $162,195

(iii)	Other expenses (list and identify separately):

Proxy vendor solicitation and mailing: $5,240,221

Operational and other expenses related to proxy: $929,072

(iv)	Total expenses (sum of lines (i)-(iii) above): $7,150,960

(b)	How were those expenses allocated?

Other than brokerage commissions and other portfolio transaction costs, all of the fund family’s portion of expenses incurred in connection with the Target Fund’s reorganization as part of the larger transaction noted above in 22(a) were allocated to, and borne by, SunAmerica Asset Management, LLC, the investment adviser to the Fund, and its affiliates.

(c)	Who paid those expenses? Please see response to Question 22(b).

(d)	How did the fund pay for unamortized expenses (if any)? Not applicable.

23.	Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

☐    Yes        ☒    No

If Yes, cite the release numbers of the Commission’s notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.	Conclusion of Fund Business

24.	Is the fund a party to any litigation or administrative proceeding?

☒    Yes        ☐    No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

As of November 10, 2022, the Fund was not knowingly a defendant in or otherwise unwillingly party to any litigation. The Fund, on behalf of the Target Fund, is a named plaintiff or complainant in certain litigation involving allegations that the named defendants’ wrongdoing caused losses on investments held by the Target Fund prior to its reorganization. The Fund’s economic interests in any right to recovery were assumed by the Acquiring Fund as part of the reorganization of the Target Fund.

25.	Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

☐    Yes        ☒    No

If Yes, describe the nature and extent of those activities:

VI.	Mergers Only

26. (a)	State the name of the fund surviving the Merger:

The Touchstone Credit Opportunities Fund, a series of Touchstone Funds Group Trust, is the surviving fund.

(b)	State the Investment Company Act file number of the fund surviving the merger: 811-08104

(c)	If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

The Agreement and Plan of Reorganization and Termination was filed with the Commission by Touchstone Funds Group Trust as Exhibit A to the Joint Proxy Statement/Prospectus filed on Form 497 on April 16, 2021 (File No. 333-254054).

(d)	If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

VERIFICATION

The undersigned states that (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of SunAmerica Senior Floating Rate Fund, Inc., (ii) he is the Secretary of SunAmerica Senior Floating Rate Fund, Inc., and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information and belief.

SunAmerica Senior Floating Rate Fund, Inc.

By:	/s/ Kathleen D. Fuentes
Kathleen D. Fuentes
Assistant Secretary